U.S. Securities and Exchange Commission

December 6, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 6, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 5, 2017
File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are publicly filing herewith an Amendment No. 5 to the Company’s Registration Statement on Form S-1 (“Amendment No. 5”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated December 5, 2017, with respect to the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”).

Five courtesy copies of Amendment No. 5 marked to show changes to Amendment No. 4 are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages of Amendment No. 5.

Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi

Dividend Policy, page 67

1.	We have evaluated your response to prior comment 1 from our November 28, 2017 letter. The adjustment to change the timing of gain/loss recognition for items related to the Nasdaq payment appears to substitute individually tailored gain/loss recognition and measurement methods for those of GAAP. Please remove this adjustment from your non-GAAP measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised pages vi and 68 of Amendment No. 5.

Capitalization, page 71

2.	Please include a column for pro forma prior to IPO. Also, revise your disclosures to reference the pro forma condensed combined financial data for more information. Disclose here and in the pro forma balance sheet on page 80 the number of Class A and B common shares issued and outstanding on both a pro forma prior to IPO and pro forma after IPO basis.

Response: In response to the Staff’s comment, the Company has revised page 71 of Amendment No. 5.

U.S. Securities and Exchange Commission

December 6, 2017

Unaudited Pro Forma Condensed Combined Financial Data

Unaudited Pro Forma Condensed Combined Balance Sheet, page 80

3.	It appears that capital structure changes not related to the IPO shares are currently being included in adjustment (K). Please revise the pro forma prior to IPO column to reflect your new capital structure, excluding the issuance of the IPO shares and the receipt and use of IPO proceeds.

Response: In response to the Staff’s comment, the Company has revised page 80 of Amendment No. 5.

Notes to unaudited pro forma condensed combined financial statements

(B) Separation of Partnership Interest, page 81

4.	We note your disclosure revisions in response to comment 9. Please further expand your disclosure to:

•	Describe the nature and terms of the capital attributable to Newmark Holdings that is recorded as redeemable partnership interest to support your temporary equity presentation.

•	Provide your accounting policies for the initial recognition and subsequent measurement of your redeemable partnership interest, and how you allocate earnings to the redeemable partnership interest in computing earnings per share.

•	Provide your computation of the amounts assigned to redeemable partnership interest and noncontrolling interests, and your pro forma adjustments to allocations of net income and grant of exchangeability to limited partnership units and net income (loss) attributable to noncontrolling interest.

Response: In response to the Staff’s comment, the Company has revised pages 81-83 of Amendment No. 5.

(K) Cash Received in this Offering, page 83

5.	Please disclose the amount of offering costs and where the payment of offering costs is reflected in the pro forma balance sheet.

Response: In response to the Staff’s comment, the Company has revised page 85 of Amendment No. 5.

*  *  *  *  *  *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer

           Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)

Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

           BGC Partners, Inc.